

AG 12/13

SECI 07008715 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL REC'D NOV 28 2007 DC 183

REPORT FOR THE PERIOD BEGINNING 10/01/06 AND ENDING 9/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Young, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield, Suite 110
(No. and Street)

Troy Michigan 48084
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Young 248-729-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway Roseville Michigan 48066
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, Donald Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Young, Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

AL V. LEWIS
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Oct 18, 2012
ACTING IN COUNTY OF

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report of Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON YOUNG, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2007

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

ASHTON YOUNG, INC.
TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of Ashton Young, Inc.
Troy, Michigan

We have audited the accompanying balance sheets of Ashton Young, Inc. as of September 30, 2007 and 2006 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young, Inc. as of September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 21, 2007

ASHTON YOUNG, INC.
BALANCE SHEETS
September 30, 2007 And 2006

ASSETS

	2007	2006
Cash	$ 138,350	$ 114,481
Accounts receivable:		
Brokers, dealers and clearing organization	89,175	123,678
Deposit – clearing organization	25,000	-
Other assets:		
Advances to officer and salesmen	68,229	82,978
Deposits	5,000	5,000
	$ 325,754	$ 326,137

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Accounts payable:		
Commissions due salesmen	$ 99,512	$ 116,354
Accrued expenses	8,709	8,153
Federal income tax payable	5,290	4,142
Single Business Tax payable	2,200	-
Total liabilities	115,711	128,649
Stockholders' equity (Note 4):		
Common stock, par value $1.00 per share; 100,000 shares authorized; 10,906 and 13,748 shares issued	10,906	13,748
Capital in excess of par value	26,541	28,699
Retained earnings	172,596	155,041
Total stockholders' equity	210,043	197,488
	$ 325,754	$ 326,137

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2007 And 2006

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Treasury Stock	Total Stockkholders' Equity
Balance, September 30, 2005	$ 28,624	$ 31,823	$ 154,558	$ (18,000)	$197,005
Retirement of treasury stock (Note 4)	(14,876)	(3,124)	-	18,000	-
Net income for the year ended September 30, 2006	-	-	483	-	483
Balance, September 30, 2006	13,748	28,699	155,041	-	197,488
Redemption of stock (Note 4)	(2,842)	(2,158)	-	-	(5,000)
Net income for the year ended September 30, 2007	-	-	17,555	-	17,555
Balance, September 30, 2007	$ 10,906	$ 26,541	$ 172,596	$ -	$ 210,043

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF INCOME
For The Years Ended September 30, 2007 And 2006

	2007	2006
Income:		
Commissions and fees	$ 1,011,147	$ 846,845
Interest income	15,125	20,554
Total income	1,026,272	867,399
Commissions and clearing charges:		
Commissions paid	741,747	603,508
Clearing charges	20,975	24,301
Total commissions and clearing charges	762,722	627,809
Gross profit from operations	263,550	239,590
Selling, general and administrative expenses	228,572	225,365
Income before provision for taxes	34,978	14,225
Provision for taxes:		
Federal income tax	7,636	4,142
Michigan Single business tax	9,787	9,600
Total provision for taxes	17,423	13,742
Net income	$ 17,555	$ 483

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2007 And 2006

	2007	2006
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$ 1,045,650	$ 929,008
Interest received	15,125	20,554
Commissions paid	(758,589)	(608,086)
Clearing charges	(20,975)	(24,301)
Deposits paid-clearing organization	(25,000)	-
Other selling, general and administrative expenses paid	(228,016)	(225,203)
Federal income taxes paid	(6,488)	(3,188)
Single business taxes paid	(7,587)	(13,470)
Net cash provided by operating activities	14,120	75,314
Cash flows from investing activities:		
Advances (to) from officers and salesmen-net	14,749	(6,551)
Net cash provided (used) by investing activities	14,749	(6,551)
Cash flows from financing activities:		
Redemption of common stock (Note 4)	(5,000)	-
Net cash (used) by financing activities	(5,000)	-
Net increase in cash	23,869	68,763
Cash at beginning of year	114,481	45,718
Cash at end of year	$ 138,350	$ 114,481
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 17,555	$ 483
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	34,503	82,163
Deposits-clearing organization	(25,000)	-
Increase (decrease) in:		
Accounts payable	(16,842)	(4,578)
Accrued expenses	556	162
Federal income taxes	1,148	954
Single business taxes	2,200	(3,870)
Total adjustments	(3,435)	74,831
Net cash provided by operating activities	$ 14,120	$ 75,314

See accompanying notes.

Note 1 - ORGANIZATION

Ashton Young, Inc. provides investment services as a registered broker-dealer with the National Association of Securities Dealers.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Note 3 – ADVANCES TO OFFICER AND SALESMEN

The advances to an officer and a salesmen at September 30, 2007 and 2006, in the amount of $68,229 and $82,978, respectively, bear interest at five (5) percent per annum and will be paid from future commissions.

Note 4 – STOCKHOLDERS' EQUITY

During the year ended September 30, 2007, the Company redeemed 2,842 shares of common stock for $5,000 from a shareholder.

During the year ended September 30, 2006, the Company redeemed 14,876 shares of treasury stock with a cost basis of $18,000.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2007, the Company's net capital was $113,613 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was 1.02 to 1.

Note 4 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2007 are as follows:

Year ended September 30,	Amount
2008	$32,549
2009	33,313

The lease agreement includes charges that increase the minimum lease payment for lessor taxes and operating expenses.

For the year ended September 30, 2007 and 2006 the total lease expenses pursuant to the above operating lease amounted to $46,771 and 46,057, respectively, which is included in selling, general and administrative expenses in the attached Statement of Income.

SUPPORTING SCHEDULES

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007

1.	Total ownership equity		$ 210,043
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		210,043
4.	Add:		
	a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b.	Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities		210,043
6.	Deduction and/or charges:		
	a.	Total non-allowable assets from Statement of Financial Condition	96,430
	d.	Other deductions and/or charges	-
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		113,613
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])		-
10.	Net capital		113,613
13.	Net capital requirement		50,000
14.	Excess net capital		$ 63,613

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$115,711
19.	Total aggregate indebtedness liabilities	$115,711
20.	Percentage of aggregate indebtedness to net capital	102%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Ashton Young, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$ 63,613
Difference due to:	
Adjustment of non-allowable assets	(4,627)
Adjustment of taxes paybable	7,490
Excess per the Company's Part IIA, FOCUS Report	$ 66,476

ASHTON YOUNG, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2007

Ashton Young, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

ASHTON YOUNG, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMISSION

September 30, 2007

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

To The Stockholders
Ashton Young, Inc.

In planning and performing our audit of the financial statements of Ashton Young, Inc. for the year ended September 30, 2007, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William L. Hinolatt & Co. P.C.

November 21, 2007

END